NATIONAL Holdings Corporation

410 Prk Aveneu, 14th Floor

New York, NY 10022

January 31, 2014

VIA EDGAR

Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          National Holdings Corporation

Post-effective Amendment to Forms S-1 Filed January 3, 2014

File Nos. 333-191622 and 333-187191

Dear Ms. Hayes:

National Holdings Corporation, a Delaware corporation (the "Company," "we" or "our,"), has electronically transmitted the following: (1) this letter; and (2) Amendment No. 1 to Post-Effective Amendment to Form S-1 (“Amendment No. 1”). We have also sent to you by Federal Express courtesy copies of the following: (i) this letter; and (ii) a clean copy of Amendment No. 1, as well as a copy which has been marked to show changes from our Post-Effective Amendment to Form S-1 (File No. 333-191622 and 333-187191), filed by us on January 3, 2014.

Set forth below are our responses to the comment raised in the January 15, 2014 comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

For your convenience, we have provided each of the Staff's comments followed by our responses.

1.      Item 11(e) of Form S-1 requires you to include any financial information required by Rules 8-04 and 8-05 of Regulation S-X. Please include that information for Gilman Ciocia. See Rule 8-04 for the required periods of financial information, including interim periods. If you believe that information is not required, please provide us with your analysis.

Response: The Company has included the financial information of Gilman Ciocia, Inc. required by Rules 8-04 and 8-05 of Regulation S-X.

Securities and Exchange Commission

January 31, 2014

* * * * *

Notwithstanding the Staff’s comments, in the event we request acceleration of the effective date of the pending registration statement, we will furnish the Staff a letter, at the time of such request, acknowledging that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (561) 981-1007, or our outside legal counsel, James Kaplan at (212) 704-6044, if you have any questions or comments regarding the filing or this letter.

Very truly yours, /s/ Alan B. Levin Alan B. Levin Chief Financial Officer

cc:           Securities and Exchange Commission

Michael Seaman

National Holdings Corporation

Mark Klein

Robert Fagenson

Troutman Sanders LLP

James Kaplan, Esq.

Joseph Walsh, Esq.

RBSM

Manny Tzagarakis, CPA